                                                                    EXHIBIT 99.2

Third Quarter 2004 Fiscal Year

To Our Shareholders ...

CoolBrands International is pleased to announce that revenues for the three months ended May 31, 2004 increased by 128.5% to $187,170,000 from $81,908,000 for the same period last year. Net earnings for the three months ended May 31, 2004 increased by 113.5% to $19,126,000 ($0.34 basic and diluted earnings per share) as compared with net earnings of $8,957,000 ($0.17 basic and diluted earnings per share) for the same period last year.

The growth in revenues for the three months ended May 31, 2004 reflected increased sales of prepackaged consumer products, including incremental sales from Americana Foods, Eskimo Pie Frozen Distribution and from the Dreamery'r' and Whole Fruit'TM' brands and the Godiva'r' brand license that were acquired in July 2003 and drayage income.

Sales for the three months ended May 31, 2004 increased by 119.4% to $173,247,000 as compared with $78,978,000 for the same period last year. Drayage and other income increased to $12,854,000 for the three months ended May 31, 2004. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle.

Gross profit dollars increased to $44,204,000 for the three months ended May 31, 2004 from $33,864,000 for the period last year, a 30.5% increase. Gross profit percentage for the three months ended May 31, 2004 decreased to 25.5% as compared to 42.9% for the same period last year. Gross profit decreased for the three months ended May 31, 2004 due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations and due to the impact of increased cost of butterfat. Selling, general and administrative expenses for three months ended May 31, 2004 declined as a percentage of revenues to 13.5% as compared to 27.1% for the same period last year.

Cash and short-term investments increased to $97,486,000 at May 31, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $149,835,000 at May 31, 2004 from $85,734,000 at August 31, 2003. CoolBrands' current ratio improved to 2.2 to 1 at May 31, 2004 from 2.1 to 1 at August 31, 2003.

Our results for the third quarter continue to reflect the successful integration of the assets and businesses we acquired in 2003 and the ongoing growth of our base business. Our expanded portfolio of brands, as well as our new distribution and manufacturing operations, all contributed to the dramatic increase in the size and profitability of CoolBrands during the quarter.

On July 28, 2004, the Company announced that, as a result of the inability of Weight Watchers International and CoolBrands to conclude an extension of their existing license agreement on mutually agreeable terms, the license agreement will end on September 28, 2004. CoolBrands has the right to continue to market Smart Ones frozen desserts using the Weight Watchers name on its packaging for approximately the next one year and two months until September 28, 2005. Thereafter, the Company intends to continue marketing its line of low fat and fat free "better for you" frozen desserts under an alternative brand licensing arrangement currently under discussion.

The Company's Weight Watchers Smart Ones business is expected to contribute approximately 16% of its revenues and 32% of its net earnings in fiscal 2004. Weight Watchers Smart Ones is the Company's strongest single product line. CoolBrands had expected these percentages to moderate in 2005, due to the fact that this business line is mature and should be expected to grow in mid-single-digit rates, while significant new revenue sources such as Yoplait Breakfast Novelties and Dogsters should be expected to contribute to higher levels of overall revenue growth for the Company. For fiscal 2005, prior to the impact of the license termination, CoolBrands estimated

Weight Watchers Smart Ones Revenues would form 14% of revenues and 28% of net earnings.

CoolBrands will continue to sell its current line during the remainder of fiscal 2004 and all of fiscal 2005, and is not likely to face significant risk of competition from the new competing Weight Watchers line until the next reset season during the third quarter of fiscal 2005. CoolBrands does not expect that a material impact will be felt on revenues or earnings before the time when the Company implements the new branding solution in fiscal 2006 for its "better for you" frozen desserts. At that point, assuming conservatively that the Company will lose 35% of this business, the impact of that loss would translate to a 4% decline in the Company's revenues and a 10% decline in earnings.

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.


Again, we thank all of our employees and franchisees for their hard work and commitment, and all of our shareholders for their continued faith in the Company.


On Behalf of the Board of Directors,

"David Stein"

David J. Stein
President, Co-CEO and Director
CoolBrands International Inc.

CoolBrands International Inc.
Consolidated Balance Sheets
as at May 31, 2004 and August 31, 2003

----------------------------------------------------------------------------------------

(in thousands of dollars)

                                                        May 31,               August 31,
                                                           2004                     2003
                                                    (Unaudited)
                                                              $                        $
----------------------------------------------------------------------------------------
Assets
------
Current assets:

  Cash and short term investments                        97,486                   30,140
  Receivables                                            88,401                   60,807
  Receivables - affiliates                                4,768                    3,185
  Inventories                                            74,584                   55,604
  Prepaid expenses                                        8,393                    9,722
  Future income taxes                                     3,056                    1,930
                                                   -------------------------------------

Total current assets                                    276,688                  161,388

Future income taxes                                       4,462                    2,977

Property, plant and equipment                            34,017                   28,349

License agreements                                       11,771                   12,357

Intangible and other assets                               8,931                    9,084

Goodwill                                                 98,656                   99,695
                                                   -------------------------------------

                                                        434,525                  313,850
                                                   =====================================

Liabilities and shareholders' equity
Current liabilities:

  Accounts payable                                       67,842                   27,339
  Payables - affiliates                                   1,057                      754
  Accrued liabilities                                    32,425                   33,530
  Income taxes payable                                    7,248                    5,204
  Future income taxes                                     2,273                    3,144
  Revolving loan - secured                               10,544
  Current maturities of long-term debt                    5,464                    5,683
                                                   -------------------------------------

Total current liabilities                               126,853                   75,654

Long-term debt                                           27,335                   38,671

Other liabilities                                         3,769                    3,984

Future income taxes                                       4,936                    4,722
                                                   -------------------------------------

Total liabilities                                       162,893                  123,031
                                                   -------------------------------------




Minority interest                                        13,121                    2,968
                                                   -------------------------------------

Shareholders' Equity:

  Capital stock                                         138,883                  122,406

  Contributed surplus                                    15,720

  Cumulative translation adjustment                      (9,929)                  (8,904)

  Retained earnings                                     113,837                   74,349
                                                   -------------------------------------

Total shareholders' equity                              258,511                  187,851
                                                   -------------------------------------

                                                        434,525                  313,850
                                                   =====================================


CoolBrands International Inc.
Consolidated Statements of Earnings

--------------------------------------------------------------------------------------------------------------

(Unaudited)

(in thousands of dollars, except share data)

                                                      For the nine months ended     For the three months ended
                                                     May 31,       May 31,         May 31,       May 31,
                                                     2004          2003            2004          2003
                                                     $             $               $             $
--------------------------------------------------------------------------------------------------------------
Revenues:

Sales                                                420,354       197,356         173,247       78,978

Franchising and licensing revenues:

  Royalty income                                     1,916         2,034           716           721
  Franchise and license fees                         807           1,446           236           352
  Consumer products license fee                      350           436             117           241

Drayage and other income                             40,700        1,987           12,854        1,616
                                                     ---------------------------------------------------------

Total revenues                                       464,127       203,259         187,170       81,908
                                                     ---------------------------------------------------------

Operating expenses:

  Cost of goods sold                                 313,792       117,016         129,043       45,114
  Selling, general and administrative expenses       82,296        57,843          25,194        22,163
  Interest expense                                   1,638         1,451           540           373
                                                     ---------------------------------------------------------

Total operating expenses                             397,726       176,310         154,777       67,650
                                                     ---------------------------------------------------------

Minority interest                                    765                           577
                                                     ---------------------------------------------------------

Earnings before income taxes                         65,636        26,949          31,816        14,258

Provision for income taxes                           26,148        10,081          12,690        5,301
                                                     ---------------------------------------------------------

Net earnings                                         39,488        16,868          19,126        8,957
                                                     =========================================================

Earnings per share:
  Basic                                              0.71          0.33            0.34          0.17
                                                     =========================================================
  Diluted                                            0.70          0.32            0.34          0.17
                                                     =========================================================

Weighted average shares outstanding:

  Shares used in per share calculation - basic       55,291        51,740          55,777        51,757
  Shares used in per share calculation - diluted     56,337        53,492          56,880        53,946


CoolBrands International Inc.
Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------

(Unaudited)

(in thousands of dollars)

                                                      For the nine months ended     For the three months ended
                                                     May 31,       May 31,         May 31,       May 31,
                                                     2004          2003            2004          2003
                                                     $             $               $             $
--------------------------------------------------------------------------------------------------------------

Cash and short term investments
 provided by (used in):

Operating activities:
Net earnings                                         39,488        16,868          19,126        8,957
Items not affecting cash:
Depreciation and amortization                        4,392         3,726           1,461         1,196
 Future income taxes                                 (1,673)       1,342           627           675
 Loss of asset held for sale                                       403                           403
 Minority interest                                   765                           577
 Contributed surplus                                 15,720                        4,333
Changes in current assets and liabilities:
Receivables                                          (27,488)      2,554           (21,532)      (3,644)
Receivables - affiliates                             (1,546)       (2,155)         (1,549)       (2,882)
Allowance for doubtful accounts                      514           (711)           106           (159)
Inventories                                          (18,539)      (9,839)         (13,621)      (1,730)
Prepaid income taxes                                                               406
Prepaid expenses                                     1,299         399             (2,216)       1,597
Accounts payable                                     39,559        3,090           36,859        936
Payables - affiliates                                296           1,458           392           1,788
Accrued liabilities                                  (1,080)       (3,456)         (866)         (1,774)
Income taxes payable                                 2,002         (7,081)         7,026         (300)
Other assets                                         128           659             (24)          622
Other liabilities                                    (210)         (929)           (12)          (429)
                                                     ---------------------------------------------------------

Cash provided by operating activities                53,627        6,328           31,093        5,256
                                                     ---------------------------------------------------------
Investing activities:
Increase in notes receivable                                       (1)
Repayment of notes receivable                        30            305             6             60
Purchase of intangible assets                        (70)                          (21)
Purchase of license agreements                       (393)                         4
Purchase of leasehold improvements and
equipment                                            (10,946)      (3,853)         (4,891)       (970)
Proceeds from the sale of asset held for sale                      3,396                         3,396
                                                     ---------------------------------------------------------

Cash (used in) provided by investing activities      (11,379)      (153)           (4,902)       2,486
                                                     ---------------------------------------------------------
Financing activities:
Expenses for special warrants                                      (144)
Proceeds from issuance of Class A and B shares       16,477        64              199
Capital  contributions from (repayment to)
 Partnership's minority partner                      8,891                         (18)
Change in revolving  loan - secured                  6,344         2,742           3,006         2,742
Repayment of long-term debt                          (6,652)       (7,543)         (1,366)       (3,393)
                                                     ---------------------------------------------------------

Cash provided by (used in) financing activities      25,060        (4,881)         1,821         (651)
                                                     ---------------------------------------------------------
Increase (decrease) in cash flow due to
 changes in foreign exchange rates                   38            (10,418)        2,776         (8,054)
                                                     ---------------------------------------------------------
Increase (decrease) in cash and
 short-term investments                              67,346        (9,124)         30,788        (963)
Cash and short-term investments -
 beginning of period                                 30,140        47,086          66,698        38,925
                                                     ---------------------------------------------------------
Cash and short-term investments -
 end of period                                       97,486        37,962          97,486        37,962
                                                     =========================================================


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
May 31, 2004 and  2003

         -----------------------------------------------------------------------
         (Tabular amounts are expressed in thousands)

1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2003. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.


2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.


3.       Segment information

                               Prepackaged     Foodservice     Dairy           Franchising     Corporate      Consoli-
                               consumer                        components      and licensing                  dated
                               products
                                                                               $
                               $               $               $                               $              $
------------------------------------------------------------------------------------------------------------------------
For the nine months ended  May 31, 2004

Revenue,
   external                    411,469         16,989          22,925          12,604          140            464,127

Intersegment
   revenue                     55,147          620             6,814                           149            62,730

Segment earnings
  before income taxes          60,933          1,035           3,884           794             (1,010)        65,636


For the nine months ended  May 31, 2003

Revenue,
   external                    140,248         17,676          30,620          14,683          32             203,259

Intersegment
   revenue                     43              695             2,121                           148            3,007

Segment earnings
  before income taxes          20,479          1,471           4,462           1,822           (1,285)        26,949


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
May 31, 2004 and 2003
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)


3.       Segment information (cont'd)

                               Prepackaged     Foodservice     Dairy           Franchising     Corporate      Consoli-
                               consumer                        components      and licensing                  dated
                               products
                                                                               $
                               $               $               $                               $              $
------------------------------------------------------------------------------------------------------------------------

For the three months ended May 31, 2004

Revenue,
   external                    165,396         7,274           9,382           5,033           85             187,170

Intersegment
   revenue                     20,171          248             3,407                           53             23,879

Segment earnings
  before income taxes          29,665          426             1,711           220             (206)          31,816


For the three months ended May 31, 2003

Revenue,
   external                    59,470          6,590           10,322          5,515           11             81,908

Intersegment
   revenue                     4               242             752                             51             1,049

Segment earnings
  before income taxes          10,260          878             2,279           965             (124)          14,258




4.       Contributed surplus

         Contributed surplus represents the reduction in income taxes payable resulting from the exercise of non-qualified stock options by employees of a U.S. subsidiary.


5.       Capital stock

         The Company had the following equity securities and stock options outstanding as of July 09, 2004:

                Class A                       Class B Multiple             Stock Options
                Subordinate                   Voting Shares
                Voting Shares
                ------------------            -------------------          -----------------

                49,863                        6,030                        3,786
                ==================            ===================          =================


            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, David J. Stein, President and Co-CEO, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of CoolBrands International Inc., (the issuer) for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


"David J. Stein"
----------------
David J. Stein
President and Co-CEO

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gary Stevens, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of CoolBrands International Inc., (the issuer) for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


"Gary Stevens"
--------------
Gary Stevens
Chief Financial Officer

                              CORPORATE INFORMATION
                              ---------------------


Canadian Head Office:
CoolBrands International Inc.
8300 Woodbine Avenue, 5th Floor
Markham, Ontario, L3R 9Y7 Canada
Telephone: (905) 479-8762
www.yogenfruz.com
yogenfruz@yogenfruz.com



U.S.A. Head Office:
4175 Veterans Highway, 3rd Floor
Ronkonkoma, New York, 11779, U.S.A.
Telephone: (631) 737-9700
                  www.coolbrandsinc.com



International Head Office:
Kayla Foods Int'l (Barbados) Inc.
27 Pine Road, Belleville,
St. Michael, Barbados, W.I.
Telephone: (246) 228-9505
info@kaylafoodsintl.com



Toronto Stock Exchange (Trading Symbol: COB.A)